Protective Life Insurance Company
Post Office Box 2606
Birmingham, AL 35202
Phone 205 268 1000

Steven G. Walker

Senior Vice President, Controller

and Chief Accounting Officer

205-268-6775

Fax: 205-268-3541

Toll Free 800-866-3555

Email:  steve.walker@protective.com

August 15, 2014

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NW

Washington, DC 20549

RE:                          Protective Life Insurance Company

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 25, 2014 and amended March 26, 2014

File No. 001-31901

Dear Mr. Rosenberg:

This letter provides the response of Protective Life Insurance Company (the “Company”) to the comments from the staff of the Securities and Exchange Commission (the “Staff”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Annual Report”) contained in your letter dated August 4, 2014 addressed to Mr. Richard J. Bielen.  For your convenience, we have included your comments in bold type along with our responses thereto.

Comment 1:

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Reinsurance, page 132

In the second paragraph of your policy discussion regarding reinsurance allowances on page 133 you indicate that the portion of non-deferrable allowances is recognized immediately as a reduction of other operating expenses and that this reduction could result in negative net other operating expenses. Please tell us how the immediate recognition of these non-deferrable allowances complies with the guidance in ASC 944-605-35-14 to amortize the cost of reinsurance of long-duration contracts over the remaining life of the underlying reinsured contracts if the reinsurance contract itself is long-duration or over the contract period of the reinsurance if the reinsurance contract itself is short-duration.

Company Response:

As noted by the Staff, ASC 944—605—35—14 requires that the cost of reinsurance be amortized over the remaining life of the underlying policies (for long-duration contracts) or the contract period (for short-duration contracts). The Company advises the Staff that this disclosure reference to the Company’s accounting policy and practice is applied only to reinsurance transactions classified as long-duration. Accordingly, the following discussion will focus on the accounting for long-duration reinsurance transactions. A proposed revision to the disclosure in our Annual Report (for future filings) follows.

As disclosed in Note 2 to the Company’s consolidated financial statements, reinsurance allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes. Reinsurance allowances are contractually agreed upon in each individual reinsurance treaty, and do not necessarily bear a relationship to the amount and incidence of expenses paid by the ceding company. Reinsurance allowances received from assuming reinsurers decrease the Company’s cost of reinsurance. ASC 944-605-30-4 states: “The difference, if any, between amounts paid for a reinsurance contract and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized.”  The Company’s policy is to amortize the cost of reinsurance over the life of the underlying reinsured contract (for long-duration policies) in a manner consistent with the way in which benefits and expenses on the underlying contracts are recognized.

Most reinsurance treaties provide for reinsurance allowances which are higher in the early years of the reinsurance transaction, and which decrease to an “ultimate” or final level amount in later years. The ultimate reinsurance allowance for a given contract is defined as the lowest allowance percentage paid by the reinsurer in any policy duration. Since reinsurance allowances are generally higher in the initial years of the reinsurance treaty, the Company’s accounting treatment is designed to appropriately recognize these allowances over the term of the reinsured policies and in proportion to the net revenue recognized or expected gross profits, based on the requirements of ASC 944-30-35 (formerly SFAS No. 113, paragraph 18).

The Company’s accounting methodology for reinsurance allowances is also consistent with its accounting for benefits and costs associated with the underlying reinsured contracts.  The Company applies the following interpretive guidance from “US GAAP for Life Insurers” (2006 Edition as published by the Society of Actuaries) in its accounting for direct commissions: “For long-duration contracts, the excess of initial commission over an ultimate level of commissions constitutes a deferrable expense, while the balance of the commission represents a direct maintenance expense.  Renewal commissions in excess of the ultimate are capitalized in renewal years.” (page 49)

Based on the Staff’s request, we have outlined below our accounting methodology as prescribed by the aforementioned guidance:

Reinsurance Allowance Accounting Methodology

The Company’s accounting policy and applied practice is to recognize reinsurance allowances received in a given period through bifurcation into two income statement components:

1.              Allowances representing recovery of acquisition costs are equal to the excess of the reinsurance allowance over the ultimate allowance, and are deferred as an offset to Deferred Acquisition Costs (“DAC”) and amortized using a method consistent with the Company’s amortization of DAC for each product type (e.g. Universal Life or Traditional Life). This treatment is consistent with ASC 944—30—35—64, which states: “Proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.”

2.              Ultimate allowances, as defined above, are included as a component of the cost of reinsurance and those allowances allocable to the current period are recorded as an offset to operating expenses in the current period, consistent with the recognition of benefits and expenses on the underlying reinsured contracts.

Conclusion:

The Company’s methodology, as outlined above, results in the recognition of reinsurance allowances on a systematic basis over the life of the reinsured policies on a basis consistent with the recognition of benefits and expenses on the underlying reinsured contracts. The Company believes that its approach is consistent with applicable guidance in ASC 944.

Proposed Disclosure Revisions:

In order to clarify its accounting for reinsurance allowances and to specifically and further reference the compliance of this accounting practice with relevant GAAP, the Company proposes to revise its disclosure of Significant Accounting Policies as follows, and to include the revised disclosure in its future filings.  The disclosure below is from page 132 of the Company’s 2013 Annual Report and is marked to show the proposed changes:

Reinsurance Accounting Methodology—Ceded premiums of the Company’s traditional life insurance products are treated as an offset to direct premium and policy fee revenue and are recognized when due to the assuming company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable financial reporting period. Expense allowances paid by the assuming companies which are allocable to the current period are treated as an offset to other operating expenses. Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances representing recovery of acquisition costs is treated as an offset to direct amortization of DAC or VOBA. Amortization of deferred expense allowances is calculated as a level percentage of expected premiums in all durations given expected future lapses and mortality and accretion due to interest.

The Company utilizes reinsurance on certain short duration insurance contracts (primarily issued through the Asset Protection segment). As part of these reinsurance transactions the Company receives reinsurance allowances which reimburse the Company for acquisition costs such as commissions and premium taxes. A ceding fee is also collected to cover other administrative costs and profits for the Company. ~~Reinsurance~~ As a component of reinsurance costs, reinsurance allowances are accounted for in accordance with the relevant provisions of ASC Financial Services — Insurance Topic, which state that reinsurance costs should be amortized over the contract period of the reinsurance if the contract is short-duration.  Accordingly, reinsurance allowances received related to short-duration contracts are capitalized and charged to expense in proportion to premiums earned. Ceded unamortized acquisition costs are netted with direct unamortized acquisition costs in the balance sheet.

Ceded premiums and policy fees on the Company’s universal life (“UL”), VUL, bank-owned life insurance (“BOLI”), and annuity products reduce premiums and policy fees recognized by the Company. Ceded claims are treated as an offset to direct benefits and settlement expenses and are recognized when the claim is incurred on a direct basis. Ceded policy reserve changes are also treated as an offset to benefits and settlement expenses and are recognized during the applicable valuation period. ~~Commission and expense allowances paid by the assuming companies are treated as an offset to other operating expenses.~~

Since reinsurance treaties typically provide for allowance percentages that decrease over the lifetime of a policy, allowances in excess of the “ultimate” or final level allowance are capitalized. Amortization of capitalized reinsurance expense allowances are amortized based on future expected gross profits. Assumptions regarding mortality, lapses, and interest rates are continuously reviewed and may be periodically changed. These changes will result in “unlocking” that changes the balance in the ceded deferred acquisition cost and can affect the amortization of DAC and VOBA. Ceded unearned revenue liabilities are also amortized based on expected gross profits. Assumptions are based on the best current estimate of expected mortality, lapses and interest spread.

The Company has also assumed certain policy risks written by other insurance companies through reinsurance agreements. Premiums and policy fees as well as Benefits and settlement expenses include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Assumed reinsurance is accounted for in accordance with ASC Financial Services—Insurance Topic.

Reinsurance Allowances — Long-Duration Contracts — Reinsurance allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes. The amount and timing of reinsurance allowances (both first year and renewal allowances) are contractually determined by the applicable reinsurance contract and ~~may or may~~ do not necessarily bear a relationship to the amount and incidence of expenses actually paid by the ceding company in any given year. ~~Many of the Company’s reinsurance treaties do, in fact, have ultimate renewal allowances that exceed the direct ultimate expenses. Additionally, allowances are intended to reimburse the ceding company for some portion of the ceding company’s commissions, expenses, and taxes. As a result, first year expenses paid by the Company may be higher than first year allowances paid by the reinsurer, and reinsurance allowances may be higher in later years than renewal expenses paid by the Company.~~

~~The Company recognizes allowances according to the prescribed schedules in the reinsurance contracts, which may or may not bear a relationship to actual expenses incurred by the Company. A portion of these allowances is deferred while the non-deferrable allowances are recognized immediately as a reduction of other operating expenses. The Company’s practice is to defer reinsurance allowances in excess of the ultimate allowance. This practice is consistent with the Company’s practice of capitalizing direct expenses. While the recognition of reinsurance allowances is consistent with GAAP, in some cases non-deferred reinsurance allowances may exceed non-deferred direct costs, which may cause net other operating expenses to be negative.~~

Ultimate reinsurance allowances are defined as the lowest allowance percentage paid by the reinsurer in any policy duration over the lifetime of a universal life policy (or through the end of the level term period for a traditional life policy). Ultimate reinsurance allowances are determined during the negotiation of each reinsurance agreement and will differ between agreements. ~~by the reinsurer and set by the individual contract of each treaty during the initial negotiation of each such contract. Ultimate reinsurance allowances and other treaty provisions are listed within each treaty and will differ between agreements. since each reinsurance contract is separately negotiated.  The Company uses the ultimate allowances set by the reinsurers and contained within each treaty agreement to complete its accounting responsibilities.~~

The Company determines its “cost of reinsurance” to include amounts paid to the reinsurer (ceded premiums) net of amounts reimbursed by the reinsurer (in the form of allowances).  As noted within ASC Financial Services—Insurance Topic, “The difference, if any, between amounts paid for a reinsurance contract and the amount of the liabilities for policy benefits relating to the underlying reinsured contracts is part of the estimated cost to be amortized.”  The Company’s policy is to amortize the cost of reinsurance over the life of the underlying reinsured contracts (for long-duration policies) in a manner consistent with the way in which benefits and expenses on the underlying contracts are recognized.  For the Company’s long-duration contracts, it is the Company’s practice to defer reinsurance allowances as a component of the cost of reinsurance and recognize the portion related to the recovery of acquisition costs as a reduction of applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. The remaining balance of reinsurance allowances are included as a component of the cost of reinsurance and those allowances which are allocable to the current period are recorded as an offset to operating expenses in the current period consistent with the recognition of benefits and expenses on the underlying reinsured contracts. This practice is consistent with the Company’s practice of capitalizing direct expenses (e.g. commissions), and results in the recognition of reinsurance allowances on a systematic basis over the life of the reinsured policies on a basis consistent with the way in which acquisition costs on the underlying reinsured contracts would be recognized.  In some cases reinsurance allowances allocable to the current period may exceed non-deferred direct costs, which may cause net other operating expenses (related to specific contracts) to be negative.

Amortization of Reinsurance Allowances—Reinsurance allowances do not affect the methodology used to amortize DAC and VOBA, or the period over which such DAC and VOBA are amortized. Reinsurance allowances offset the direct expenses capitalized, reducing the net amount that is capitalized. ~~The amortization pattern varies with changes in estimated gross profits arising from the allowances.~~ DAC and VOBA on traditional life policies are amortized based on the pattern of estimated gross premiums of the policies in force. Reinsurance allowances do not affect the gross premiums, so therefore they do not impact traditional life amortization patterns. DAC and VOBA on universal life products are amortized based on the pattern of estimated gross profits of the policies in force. Reinsurance allowances are considered in the determination of estimated gross profits, and therefore do impact amortization patterns.

Reinsurance Liabilities—Claim liabilities and policy benefits are calculated consistently for all policies in accordance with GAAP, regardless of whether or not the policy is reinsured. Once the claim liabilities and policy benefits for the underlying policies are estimated, the amounts recoverable from the reinsurers are estimated based on a number of factors including the terms of the reinsurance contracts, historical payment patterns of reinsurance partners, and the financial strength and credit worthiness of reinsurance partners. Liabilities for unpaid reinsurance claims are produced from claims and reinsurance system records, which contain the relevant terms of the individual reinsurance contracts. The Company monitors claims due from reinsurers to ensure that balances are settled on a timely basis. Incurred but not reported claims are reviewed by the Company’s actuarial staff to ensure that appropriate amounts are ceded.

The Company analyzes and monitors the credit worthiness of each of its reinsurance partners to minimize collection issues. For newly executed reinsurance contracts with reinsurance companies that do not meet predetermined standards, the Company requires collateral such as assets held in trusts or letters of credit.

Components of Reinsurance Cost—The following income statement lines are affected by reinsurance cost:

Premiums and policy fees (“reinsurance ceded” on the Company’s financial statements) represent consideration paid to the assuming company for accepting the ceding company’s risks. Ceded premiums and policy fees increase reinsurance cost.

Benefits and settlement expenses include incurred claim amounts ceded and changes in ceded policy reserves. Ceded benefits and settlement expenses decrease reinsurance cost.

Amortization of deferred policy acquisition cost and VOBA reflects the amortization of capitalized reinsurance allowances representing recovery of acquisition costs. Ceded amortization decreases reinsurance cost.

Other expenses include reinsurance allowances paid by assuming companies to the Company less amounts ~~capitalized. Non-deferred reinsurance~~ representing recovery of acquisition costs. Reinsurance allowances decrease reinsurance cost.

The Company’s reinsurance programs do not materially impact the other income line of the Company’s income statement. In addition, net investment income generally has no direct impact on the Company’s reinsurance cost. However, it should be noted that by ceding business to the assuming companies, the Company forgoes investment income on the reserves ceded to the assuming companies. Conversely, the assuming companies will receive investment income on the reserves assumed which will increase the assuming companies’ profitability on business assumed from the Company.

Comment 2:

Note 3: Significant Acquisitions, page 135

You disclose that on October 1, 2013 you acquired the stock of MONY Life Insurance Company (“MONY”) and entered into a reinsurance agreement pursuant to which you reinsured on a 100% indemnity reinsurance basis certain business (the “MLOA Business”) of MONY Life Insurance Company of America. You refer to the two transactions as the “MONY acquisition” and that you used the acquisition method of accounting to account for them. You disclose that the aggregate purchase price of MONY was $686 million and the ceding commission for the reinsurance of the MLOA Business was $370 million. Please address the following:

•                  Your parent, Protective Life Corporation, in its December 31, 2013 Form 10-K on page 46 discloses that it completed a $1.1 billion MONY acquisition on October 1, 2013. Tell us why your tabular disclosure on page 136 indicating the net assets acquired in the MONY acquisition and therefore the consideration conveyed to the seller totals $686 million and therefore apparently excludes the consideration paid for the reinsurance of the MLOA Business.

Company Response:

The $370 million ceding commission for the MLOA business was satisfied by allowing the seller to retain $370 million of invested assets that they would have otherwise transferred to us in connection with the transaction.  The disclosed amount within our parent’s MD&A on page 46 references the net amount of invested asset value specifically transferred as part of the closing of the aggregate transaction. The tabular disclosure on page 136 of the Annual Report is consistent with the disclosure included on page 4 within our parent’s MD&A, which specifically notes that the aggregate purchase price of the (previously defined on page 4 of the Annual Report) MONY acquisition (which includes the economic impact of the MLOA transaction (which is separately referenced as including a ceding commission of $370 million) is $686 million and includes the assets and liabilities acquired of both MONY and MLOA (referred to as defined within the Annual Report as the “MONY acquisition”).

•                  Confirm that the ceding commission of $370 million is the amount you paid the seller to acquire the MLOA Business. If not, tell us what this amount represents. In any regard, tell us how you accounted for it and reference the authoritative literature you relied upon to support your accounting.

Company Response:

We confirm that the ceding commission paid to the seller to acquire the MLOA Business was $370 million.  As disclosed in Note 2 to the Company’s consolidated financial statements, the Company considered the reinsurance of the MLOA Business, together with the acquisition of MONY, as a business combination since there is a continuity of business operations related to MONY and the related reinsured MLOA Business such as physical facilities and employee base.  The Company’s determination was based on the guidance in SEC Regulation 210.11-01(d). In addition, the Company considered SEC Reporting Manual 2010.6 which states “reinsurance transactions may also be deemed the acquisition of a business because the right to receive future premiums generally indicates continuity of historical revenues”. As mentioned previously, the ceding commission was satisfied by allowing the seller to retain $370 million of invested assets they would have otherwise transferred to us in connection with the transaction.

•                  Confirm that the tabular disclosure of net assets acquired in the MONY acquisition includes the insurance assets and liabilities of the MLOA Business and the associated invested assets. If not, tell us where and how they are reflected in your financial statements.

Company Response:

We confirm that the tabular disclosure on net assets acquired in the MONY acquisition includes the insurance assets and liabilities of the MLOA Business and the associated invested assets.

•                  Confirm that you received no ceded premium under the 100% indemnity reinsurance contract assuming the contracts underlying the MLOA Business other than the invested assets. If not, tell us what additional consideration you received and how you accounted for it.

Company Response:

We confirm that we received no ceded premium under the 100% indemnity reinsurance contracts other than the invested assets.

•                  In an amendment to your October 1, 2013 Form 8-K filed on December 12, 2013 you indicate that although you initially thought the MONY acquisition would meet the thresholds under Rule 3-05 of Regulation S-X to provide audited financial statements underlying the MONY acquisition and related pro forma information, the final computations indicated that no such financial information was required to be disclosed. Tell us why you initially thought that such financial information would be required and clarify why ultimately this information was not required. In your response please provide us your initial and final Rule 3-05 computations.

Company Response:

As disclosed in our October 1, 2013 Form 8-K, Protective Life Insurance Company acquired the stock of MONY and entered into an agreement to reinsure the MLOA Business from AXA Equitable Financial Services, LLC (“AEFS”) as completion of the master agreement previously disclosed on April 10, 2013.  Collectively the two transactions are referred to within the Company’s Annual Report on page 4 (and subsequently) as the “MONY acquisition”.  As disclosed in our December 12, 2013 amended Form 8-K, certain of MONY’s subsidiaries and other assets were distributed to AEFS prior to the closing of the transaction.  At the time of our initial assessment (as referenced within the Form 8-K filed on October 1, 2013) of whether the transaction would meet the requirements of an acquisition of a “significant subsidiary” (as defined in Rule 1-02(w) and Rule 3-05 of Regulation S-X) (the “significant subsidiary test”) we did not initially consider the impact of the distribution by MONY of certain subsidiaries and other assets to AEFS prior to the acquisition closing date.

The significant subsidiary test, as defined within Regulation S-X, is based on the most recent annual financial information of the acquirer and the business being acquired (in this case as of and for the year ended December 31, 2012).  In our initial test (referenced in our Form 8-K filing on October 1, 2013) we used the 2012 audited consolidated financial statements of MONY to perform the initial significant subsidiary test. Subsequent to the closing of the MONY acquisition on October 1, 2013, the Company determined that the initial significant subsidiary test included certain historical subsidiaries and assets of MONY for which ownership was transferred to AEFS prior to the acquisition closing date.  In our October 1, 2013 significant subsidiary test we did not make any adjustments to the calculation to provide for the exclusion of the MONY subsidiaries and other assets (which were included in the 2012 MONY consolidated financial statements) that were transferred to AEFS prior to the closing of the transaction (assets that were not a part of the overall MONY acquisition). Therefore, prior to filing our Form 8-K amendment on December 13, 2013, the Company determined that certain historical subsidiaries and assets not acquired by the Company in the acquisition should be excluded from the consideration of the significant subsidiary test required within Regulation S-X.  The Company notes that the MLOA entity, a former subsidiary of MONY, was excluded from the final significant subsidiary test; however, the historical results of the MLOA business considered to be acquired based on the terms of the agreement were added back to each applicable metric in the final significant subsidiary test.  Subsequent to the filing of the October 1, 2013 Form 8-K and after considering the impact of the subsidiaries and other assets distributed by MONY to AEFS, in relation to the ultimately acquired entities and net assets, we determined that the impact of the MONY acquisition did not meet any of the specific requirements of an acquisition of a “significant subsidiary” as outlined within Regulation S-X in relation to the Company.

As requested our initial and final Rule 3-05 computations are attached as Exhibit A and Exhibit B, respectively.

*                                         *                                         *                                         *                                         *

In connection with our response, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter responds adequately to your request.  If you have any questions concerning this response, please do not hesitate to contact me at (205) 268-6775 or Charles Evers, Vice President, Corporate Accounting, at (205) 268-3596.

Sincerely,

/s/ Steven G. Walker

Steven G. Walker
Senior Vice President, Controller and Chief Accounting Officer

Enclosures:
Exhibit A — Initial Significant Subsidiary Test
Exhibit B — Final Significant Subsidiary Test

Exhibit A

Rule 3-05 - Initial Significant Subsidiary Test

MONY Life Insurance Company

Protective Life Insurance Company (“PLICO”)

As of and for the year ended December 31, 2012

(dollar amounts in millions)

Test	MONY Life Consolidated		PLICO		Total %	Minimum Threshold	Significant?
Investment in Business Acquired	$1,087	(A)	$57,158	(D)	1.9%	20%	No
Total Assets	$15,289	(B)	$57,158	(D)	26.7%	20%	Yes
Pre-Tax Income from Continuing Operations	$135	(C)	$460	(E)	29.4%	20%	Yes

(A) — Total investment of $1.1 billion consist $686 million for MONY Life Insurance Company (“MONY”) plus the ceding commission of $370 million for certain business of MONY Life Insurance Company of America (“MLOA”).

(B) — Total assets from the audited consolidated financial statements of MONY.  This amount also includes assets related to the MLOA business as MLOA was a wholly-owned subsidiary of MONY prior to October 1, 2013 as well as other subsidiaries and assets of MONY that were distributed to AXA Equitable Financial Services, LLC prior to acquistion.

(C) — Pretax income from continuing operations from the audited consolidated financial statements of MONY.  This amount also include income related to the MLOA business as MLOA was a wholly-owned subsidiary of MONY prior to October 1, 2013 as well as income from other subsidiaries that were distributed to AXA Equitable Financial Services, LLC prior to acquistion.

(D) — Total assets from the audited consolidate financial statements of Protective Life Insurance Company.

(E) — Pre-tax income from continuing operations from the audited consolidated financial statements of Protective Life Insurance Company.

Rule 3-05 - Final Significant Subsidiary Test	Exhibit B

MONY Acquisition

Protective Life Insurance Company (“PLICO”)

As of and for the year ended December 31, 2012

(dollar amounts in millions)

Test	MONY Acquisition (A)		PLICO		Total %	Minimum Threshold	Significant?
Investment in Business Acquired	$1,087	(B)	$57,158	(E)	1.9%	20%	No
Total Assets	$10,171	(C)	$57,158	(E)	17.8%	20%	No
Pre-Tax Income from Continuing Operations	$85	(D)	$460	(F)	18.5%	20%	No

(A) — The “MONY Acquisition” consists of MONY Life Insurance Company (“MONY”) and certain business of MONY Life Insurance Company of America (“MLOA”).

(B) — Total investment of $1.1 billion consist $686 million for MONY Life Insurance Company (“MONY”) plus the ceding commission of $370 million for certain business of MONY Life Insurance Company of America (“MLOA”).

(C) & (D) — Based on proforma calculations assuming certain subsidiaries and assets of MONY were distributed to MONY’s former parent, AXA Equitable Financial Services, LLC (“AEFS”) at January 1, 2012.  The proforma amounts represent the assets acquired (C) and the pre-tax income from continuing operations of MONY and certain business of MLOA (D).

(E) — Total assets from the audited consolidate financial statements of Protective Life Corporation.

(F) — Pre-tax income from continuing operations from the audited consolidated financial statements of Protective Life Corporation.